Exhibit 99.2

APWC
C/O Computershare Investor Services
525 Washington Blvd. MS 4604
Jersey City, NJ 07310

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 5:00PM New York Time on Wednesday, September 1, 2010. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 5:00PM New York Time on Wednesday, September 1, 2010. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends a vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees

01 Yuan Chun Tang	02 Michael C. Lee	03 Andy C.C. Cheng	04 David Sun	05 Jack Sun
06 Gei Poo Lee	07 Ching Rong Shue	08 Fang Hsiung Cheng	09 Anson Chen	10 Yichin Lee

The Board of Directors recommends a vote FOR proposals 2., 3. and 4.

	For	Against	Abstain
2. Approval of the Minutes of the Prior Meeting.	☐	☐	☐
3. Re-appointment of Ernst & Young LLP as the Company's independent auditors for the current fiscal year.	☐	☐	☐
4. Approval of the Compensation of Directors.	☐	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name or names appear on your share certificates or on the books and records of the Company. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in some other fiduciary capacity, please give your full title.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000072794_1 R2.09.05.010

Important Notice Regarding the Availability of Proxy Matenals for the Annual Meeting: The Notice & Proxy Statement slare available at ww proxyote. corn THIS PROXY IS BEING SOL?CFED ON BEHALF OF THE BOARD OF DIRECTORS OF ASIA PACIFIC W1RE & CABLE CORPORATION LIMITED The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the ‘Company”), hereby appoints Mr. Frank Tseng as Proxy to represent and vote all of the Company’s Common Shares held of record by the undersigned, with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the principal executive offices of the Company on September 3, 2010 at 9:00 pm. (Taipei tIme) 19:00 am. (New York time), and at any adjournment or postponement thereof Please sign and timely return this card in the enclosed pre-addressed envelope or you may vote by phone (1-800-690-6903) or by internet (www.oroxvvotecom). In order to be counted, this card must be received by 5:00 p.m. (New York Time) on Wednesday, September 1, 2010. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND TIMELY RETURN THIS CARD OR YOU ATTEND THE MEETING AND VOTE IN PERSON. Continued and to be signed on reverse side